Alexandria E. Kane Partner 345 Park Avenue New York, NY 10154	Direct Main Fax akane@loeb.com	212.407.4017 212.407.4000 212.407.4990

Via Edgar

November 18, 2024

Todd Schiffman and James Lopez

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Health In Tech, Inc.
Amendment No. 4 to Form S-1 filed November 6, 2024
File No. 333-281853

Dear Messrs. Schiffman and Lopez:

On behalf of our client, Health In Tech, Inc. (the “Company” or “HIT”), we hereby provide a response to the comment issued in a letter dated November 15, 2024 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

For ease of reference, the comments contained in the Staff’s Letter are reproduced below and are followed by the Company’s response.

Amendment No. 4 to the Form S-1

Principal Stockholders, page 91

1. We note the preliminary statement that the disclosure in this section is based “solely upon information made available” to you. Please clarify the source of the information and revise to avoid directly or indirectly disclaiming responsibility for the disclosure.

Response: Page 91 of the Amended Registration Statement has been revised in response to the Staff’s comment. All of the Company’s outstanding securities were issued directly by the Company pursuant to agreements which contain restrictions on the transfer of such securities, and which would prevent the holder from transferring the securities to third parties. The beneficial ownership presented in the Principal Stockholders section is consistent with the Company’s stock ledger.

Please call me at 212 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria E. Kane
Alexandria E. Kane
Partner